Palatin Technologies, Inc.

4B Cedar Brook Drive

Cranbury, New Jersey 08512

April 10, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Palatin Technologies, Inc. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
Filed March 31, 2025
File No. 333-286280

Ladies and Gentlemen:

Reference is made to the Company’s letter, filed as correspondence via EDGAR on April 7, 2025, in which the Company requested for acceleration of the effective date of the above-referenced Registration Statement for 5:00 p.m., Eastern Time, on April 8, 2025. The Company is no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally withdraw our request for acceleration of the effective date of the Registration Statement at such time.

Sincerely,

PALATIN TECHNOLOGIES, INC.

/s/ Carl Spana
Carl Spana, Ph. D
President and Chief Executive Officer